EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2009	2010	2011	2012	2013	3/31/2014	3/31/2014
EARNINGS
Income Before Income Taxes	$201,263	$210,898	$252,618	$423,030	$326,146	$376,685	$168,099
Fixed Charges (as below)	215,640	217,500	217,280	210,421	201,704	205,188	54,170
Total Earnings	$416,903	$428,398	$469,898	$633,451	$527,850	$581,873	$222,269

FIXED CHARGES
Interest Expense	$202,426	$207,649	$204,623	$202,074	$192,982	$196,450	$51,672
Credit for Allowance for Borrowed Funds Used During Construction	6,014	2,251	6,257	1,347	1,522	1,538	698
Estimated Interest Element in Lease Rentals	7,200	7,600	6,400	7,000	7,200	7,200	1,800
Total Fixed Charges	$215,640	$217,500	$217,280	$210,421	$201,704	$205,188	$54,170

Ratio of Earnings to Fixed Charges	1.93	1.96	2.16	3.01	2.61	2.83	4.10